File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

(Filed July 06, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 06, 2010

Release

Vitro's manufacturing facilities in Garcia, N.L. temporarily suspends operations

San Pedro Garza Garcia, Nuevo Leon, Mexico, July 06, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) announced today that as a result of the severe flooding and damages recently caused by Hurricane Alex to the State of Nuevo Leon's infrastructure, particularly to the Municipality of Garcia, Vitro's Flat Glass manufacturing and processing facilities in said municipality were forced to temporarily interrupt operations. Glass Containers' manufacturing facilities were not affected by this event and continue working normally.

Our facilities, as well as the majority of the manufacturing and services industries in the region have been impacted by Hurricane Alex, one of the worst and most destructive recorded in the history of the state, causing severe damages to roads, highways, bridges and the interruption of water, electricity and natural gas supply.

Despite these difficult circumstances, the Company has been able to partially resume operations in some of the affected facilities - as it is the case for Industria del Alcali which is expected to be fully operational in the next days -, and is currently taking the necessary steps to determine with more precision the magnitude of damages. This will allow Vitro to accurately establish the dates in which it expects to fully resume operations.

Current available information is as follows:

- Two of the four Vitro automotive glass manufacturing facilities (both located in Garcia) were affected by this event. Nevertheless, because of the current inventory levels and measures taken to restore production in the next days, the Company expects that the impact to Original Equipment Manufacturers (OEM) clients will be minimized and that the impact for auto glass replacement clients would be null.

- Two of the three Vitro float glass manufacturing facilities (both located in Garcia) were also affected by this event. The Company is assessing their damages and will inform in due time.

- Vitro's float glass facility in Mexicali, which is operating at a 100%, capacity will temporarily supply glass to the OEM glass processing plants.

The Company's strong cash position and the fact that the affected facilities were insured for such kind of events should facilitate a prompt recovery. However Vitro will still need to fully assess the financial impact of this occurrence.

Vitro will timely inform the market as production resumes.

Vitro, S.A.B. de C.V. (BMV: VITRO A), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro's website can be accessed at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + 52 (81) 8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro S.A.B. de C.V. + 52 (81) 8863-1661 / 1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: July 06, 2010